1110 Spring St. Silver Spring, MD 20910 Office: (301) 608-9292 Fax: (301) 608-9291

August 21, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-26301

Dear Mr. Rosenberg:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comments included in the Staff’s letter dated August 7, 2009 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 26, 2009 with the Securities and Exchange Commission. We have set forth below each of the Staff’s comments in bold followed by the Company’s responses.

Consolidated Statements of Cash Flows, page F-7

1.            On page 69 you disclose that accounts payable and other current liabilities increased by $32 million due to various factors including increased construction activity. Accounts payable and other current liabilities for capital expenditures that have not been paid for at year-end should be presented as information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and tell us why you believe that your presentation complies with that guidance.

The Company notes the guidance contained in paragraph 32 of SFAS 95, which requires disclosures about non-cash investing and financing activities during the period that affect recognized assets or liabilities but do not result in cash receipts or cash payments during the period. Non-cash investing activities relating to our construction projects were $6,391,000, $4,414 and $0, for the years ended December 31, 2008, 2007 and 2006, respectively. Historically, the Company has not provided such supplemental information because construction-related costs are typically incurred monthly and are normally paid within 30 days. In addition, we believe that non-cash investing activities were not significant to any of the years presented in the Company’s consolidated statements of cash flows.

The Company proposes to supplement non-cash investing and financing disclosures on its consolidated statements of cash flows in future filings for any significant non-cash amounts relating to its construction projects pursuant to SFAS 95 as follows:

Year Ended December 31,
	2009		2008		2007
($ in thousands)
Cash paid for interest and income taxes:
Cash paid for interest	$	XXX	$	XXX	$	XXX
Cash paid for income taxes	$	XXX	$	XXX	$	XXX

Non-cash investing and financing activities:
Lease obligation incurred	$	XXX	$	XXX	$	XXX
Non-cash additions of property, plant and equipment	$	XXX	$	XXX	$	XXX

Notes to the Consolidated Financial Statements

15. License Agreements

Eli Lilly and Company, Page F-46

2.              Tadalafil was approved for the treatment of pulmonary hypertension shortly after you signed agreements with Eli Lilly. Please address the following:

•                  Tell us whether there were alternative uses for this product as of the agreement date, whether you planned to conduct research and development for alternative uses and how you factored in possible alternative uses in your decision to write-off the $25 million paid for the right to develop tadalafil.

Please refer to paragraph 11(c) of SFAS 2;

•                  Tell us the factors considered in writing-off the $125 million payment associated with the manufacturing and supply agreement, including the probability of success in commercializing tadalafil or alternative products assumed by management when they entered into the various agreements with Eli Lilly;

•                  Tell us the factors considered in issuing common stock at a price equivalent to 90% of its quoted price in exchange for the $150 million in rights obtained under the various agreements. Please cite for us the authoritative accounting literature that you relied upon to discount the quoted price of your stock.

With respect to SFAS 2, paragraph 11.c., the Company had no plans to conduct research and development relating to alternative uses for tadalafil at the time it entered into the license agreement. Furthermore, the license rights acquired from Eli Lilly and Company (“Lilly”) were limited solely to the treatment of pulmonary hypertension and prohibit the Company from conducting any research and development relating to tadalafil without Lilly’s prior written consent. The Company believes that obtaining such consent from Lilly could be difficult, as Lilly remains very protective of its interests in Cialis® (tadalafil) tablets. This is particularly apparent in the way the overall arrangement with Lilly was structured. Virtually all critical functions with respect to tadalafil (e.g. development, regulatory affairs, manufacture, supply, pricing and distribution) are performed and controlled by Lilly. Accordingly, the Company concluded that this payment should be expensed in accordance with paragraph 11.c. of SFAS 2 as there were no alternative uses for the license rights we acquired.

In determining the appropriate accounting treatment for the $125 million fee paid under the manufacturing and supply agreement, the Company considered factors related to the status of tadalfil’s regulatory approval and the probability of commercializing alternative products. At the time the Company entered into the manufacturing and supply agreement on November 14, 2008, tadalafil was not approved for the treatment of pulmonary hypertension by the U.S. Food and Drug Administration (“FDA”). While the Company remained hopeful that the FDA would ultimately approve tadalafil, the timing of such approval and whether the FDA would require additional clinical work in connection with its review were both unknown at the time the Company acquired the rights. Consequently, the Company did not consider the approval of tadalafil to be perfunctory at the time this agreement was executed. Given the inherent uncertainty associated with the regulatory review process, the fact that prior to regulatory approval commercial feasibility had not been established, and the absence of any alternative uses, such costs were expensed as research and development consistent with the Company’s policy. The Company believes that this policy appropriately complies with the guidance set forth in SFAS 2. Lastly, it is unlikely that the Company would ever develop an alternative product that could lead to successful commercial launch pursuant to its arrangement with Lilly as: (i) the Company did not assume the rights to any other products or treatments through its license with Lilly; and, (ii) the Company’s ability to carryout research and development activities associated with alternative products under the license is highly restricted. Therefore, in accordance with paragraph 11.c. of SFAS 2, the Company concluded that this payment was appropriately expensed as research and development in the period incurred.

Since the Company began its negotiations with Lilly for the license of tadalafil, the underlying intent of the counterparties was to enter into a stock for license rights agreement with a value targeted at $150 million. The value of the rights was derived from discounted cash flow analyses. In substance, the arrangement consisted of the issuance of equity to acquire certain rights to tadalafil even though the Company received from Lilly, and subsequently paid to Lilly, $150 million. Accordingly, the Company cites as relevant authoritative guidance, paragraph 7 of SFAS 123R, which requires such transactions to be measured at either the fair value of the consideration received or the equity instruments issued, whichever is more reliably measured. With respect to this arrangement, we believe the more reliable measure of fair value consisted of the Company’s shares issued to Lilly.

Pursuant to the stock purchase agreement, the Company issued shares to Lilly in a private placement transaction, which subjected Lilly to restrictions on the transfer and resale of the shares. Furthermore, the shares issued to Lilly represented an ownership interest of approximately 11.9%, thereby making Lilly the Company’s largest stockholder. Due to the magnitude of this sale, the Company also considered a blockage discount appropriate to apply against the fair value of the shares. The Company believes that the aggregate discount is consistent with the SEC Institutional Investor Study(1) when considering the number of shares issued, the size of the Company and the historical volatility of the Company’s stock price. For these reasons, the Company and Lilly agreed that 90% of the market value of the shares issued was representative of fair value. This estimate of fair value corroborated the results of the discounted cash flow analyses used to evaluate the economics of the license arrangement.

(1) “Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission (Washington, DC: Government Printing Office, March 10, 1971. 5:2444B2456, Document No. 92-64, Part 5).

In connection with this response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext. 1729, or Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 with any questions.

Sincerely,

/s/ JOHN M. FERRARI
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation